Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated financial statements of Renren Inc. (“Renren”) have been derived from our historical consolidated financial statements and are being presented to give effect to the Transaction. The unaudited pro forma condensed consolidated balance sheet has been prepared as though the Transaction occurred on September 30, 2017. The unaudited pro forma condensed consolidated income statements have been prepared as though the Transaction occurred on January 1, 2014. The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical financial statements and accompanying notes.

As a result of the Transaction, the Company will deconsolidate OPI and its subsidiaries and intends on presenting OPI and its subsidiaries as discontinued operations in its consolidated financial statements as of and for the year ended December 31, 2018. Additionally, the Company concluded that the Transaction represents a non pro rata distribution of shares of OPI to Eligible Shareholders combined with a cash dividend to (1) Eligible Shareholders who opt not to accept the distribution and (2) ordinary shareholders who do not meet the definition of Eligible Shareholders. The Company has concluded that such transaction is consistent with a non pro rata distribution given that not all shareholders will be able to participate in the private placement of shares of OPI. Accordingly, the Company will account for the Transaction at fair value and record the distribution to OPI Eligible Shareholders who opt to accept the distribution at fair value and the payment of cash to its remaining shareholders as dividend.

The pro forma adjustments are based on available information and assumptions management believes are directly attributable and factually supportable and for income statement purposes recurring in nature. The pro forma adjustments to reflect the Transaction include:

•	The distribution of OPI Shares to Eligible Shareholders, as further defined in the Offering Circular, who accept the offer.
•	The Cash Dividend to be paid by Renren to (1) Eligible Shareholders who opt not to acquire OPI Shares in the Private Placement and (2) Renren ordinary shareholders who do not meet the definition of Eligible Shareholders. The Cash Dividend is depended on the number of Eligible Shareholders who opt not to acquire OPI Shares in the Private Placement and is further calculated based on the OPI value that was estimated to be US$500 million divided by the total number of OPI Shares issued to Eligible Shareholders. The OPI value was estimated by the Company's Special Committee on April 23, 2018, after considering a number of factors including (1) various ranges for the value of OPI as of April 23, 2018 as presented by an independent valuation firm, (2) the financial condition of the Company after giving effect to the Transaction and (3) the Company's current liquidity, including its cash position and projected cash position after taking into account the Transaction. Refer to the Offering Circular for further details.
•	The principal amount of the Renren Note incurred by OPI. The principal amount of the debt will be US$90 million with an interest rate of 8% per year. The maturity date of the Renren Note is the earlier of five years or the date upon which OPI and its subsidiaries no longer hold any SOFI shares. Refer to the Offering Circular for further details.
•	The US$25 million payment in cash from OPI to Renren to fund part of the Cash Dividend payable by Renren discussed above. As noted in the Offering Circular, Renren will fund the Cash Dividend primarily from cash on hand as well as from US$25 million in cash which OPI will transfer to Renren as a result of the Transaction.
•	The transfer of the carrying amount of the Everbright Debt and the Everbright warrant to OPI immediately prior to the Transaction.

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No adjustments have been made for the costs of operation after the Transaction and any working capital adjustments to be determined after the Transaction as the impact of these items are not factually supportable at this time.

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only, and do not reflect what our financial position and results of operations would have been had the Transaction occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations. The Transaction is structured in a manner that leads to significant different results for Renren which are depended on the percentage of the Renren shareholders that are the Eligible Shareholders who validly accept the Offer. Accordingly, the Company has presented two separate pro forma balance sheets illustrating the following:

•	The aggregate dollar amount of the Cash Dividend to be paid by Renren in the Transaction amounting to $0 assuming all shareholders of Renren are Eligible Shareholders and validly elect to waive the Cash Dividend
•	The aggregate dollar amount of the Cash Dividend to be paid by Renren in the Transaction amounting to $131 million if no additional shareholders beyond the Committed Shareholders elect to waive the Cash Dividend in respect of any of their shares in Renren.

Refer to the Offering Circular for further information.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)

Net revenues
Advertising and IVAS	$37,218	(4,586)	-	$32,632
Financing income	24,536	-	-	24,536
Used Car	43,287	-	-	43,287
Total net revenues	105,041	(4,586)	-	100,455

Cost of revenues	(87,520)	3,604	-	(83,916)

Gross profit	17,521	(982)	-	16,539

Operating expenses:
Selling and marketing	(20,555)	1,908	-	(18,647)
Research and development	(16,685)	15	-	(16,670)
General and administrative	(40,716)	332	-	(40,384)
Total operating expenses	(77,956)	2,255	-	(75,701)
Loss from operations	(60,435)	1,273	-	(59,162)

Other income	4,628	(736)	-	3,892	(a)
Interest income	1,406	(34)	-	1,372
Interest expense	(7,425)	4,321	-	(3,104	)(a)
Realized loss on short-term investments	(100)	-	-	(100)
Gain on disposal of cost method investment	32,726	-	-	32,726
Impairment of long term investment	(96,021)	96,021	-	-
Total non-operating (loss) gain	(64,786)	99,572	-	34,786
				-
Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(125,221)	100,845	-	(24,376)
Income tax expenses	(2,543)	-	-	(2,543)
				-
Loss before loss in equity method investments and non-controlling interest, net of tax	(127,764)	100,845	-	(26,919)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Earnings in equity method investments, net of tax	71,451	(15,027)	-	56,424
(Loss) income from continuing operations	$(56,313)	85,818	-	$29,505

Add: Net loss attributable to non-controlling interest	175	-	-	175

Income from discontinuing operations	-	-	-	-

Net (loss) income attributable to Renren Inc.	$(56,138)	85,818	-	$29,680

Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations
Basic	1,027,779,341			1,027,779,341
Diluted	1,027,779,341			1,027,779,341

Net (loss) income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.05)			$0.03
Diluted	$(0.05)			$0.03

Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$(0.05)			$0.03
Diluted	$(0.05)			$0.03

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

TWELVE MONTHS ENDED DECEMBER 31, 2016

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)

Net revenues
Advertising and IVAS	$34,047	(4,927)	-	$29,120
Financing income	29,317	-	-	29,317
Total net revenues	63,364	(4,927)	-	58,437

Cost of revenues	(51,767)	1,645	-	(50,122)

Gross profit	11,597	(3,282)	-	8,315

Operating expenses:
Selling and marketing	(21,276)	3,152	-	(18,124)
Research and development	(20,750)	1	-	(20,749)
General and administrative	(42,584)	298	-	(42,286)
Total operating expenses	(84,610)	3,451	-	(81,159)
Loss from operations	(73,013)	169	-	(72,844)

Other income	12,892	(4,553)	-	8,339	(a)
Exchange loss on offshore bank accounts	(4)	1	-	(3)
Interest income	919	(87)	-	832
Interest expense	(12,439)	5,332	-	(7,107	)(a)
Realized gain (loss) on short-term investments	552	43	-	595
Impairment of long term investment	(102,307)	100,823	-	(1,484)
Total non-operating (loss) gain	(100,387)	101,559	-	1,172

Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(173,400)	101,728	-	(71,672)
Income tax expenses	(2,470)	-	-	(2,470)

Loss before loss in equity method investments and non-controlling interest, net of tax	(175,870)	101,728	-	(74,142)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

TWELVE MONTHS ENDED DECEMBER 31, 2016

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Loss in equity method investments, net of tax	(18,183)	10,343	-	(7,840)
Loss from continuing operations	$(194,053)	112,071	-	$(81,982)

Income from discontinuing operations	8,701	-	-	8,701

Add: Net loss attributable to non-controlling interest	-	-	-	-

Net loss attributable to Renren Inc.	$(185,352)	112,071	-	$(73,281)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations
Basic	1,022,664,396			1,022,664,396
Diluted	1,022,664,396			1,022,664,396

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.19)			$(0.09)
Diluted	$(0.19)			$(0.09)

Net loss per share attributable to Renren Inc. shareholders:
Basic	$(0.18)			$(0.08)
Diluted	$(0.18)			$(0.08)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

TWELVE MONTHS ENDED DECEMBER 31, 2015

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)

Net revenues
Advertising and IVAS	$32,507	(8,225)	-	$24,282
Financing income	8,604	-	-	8,604
Total net revenues	41,111	(8,225)	-	32,886

Cost of revenues	(36,720)	269	-	(36,451)

Gross profit	4,391	(7,956)	-	(3,565)

Operating expenses:
Selling and marketing	(30,502)	5,277	-	(25,225)
Research and development	(32,392)	-	-	(32,392)
General and administrative	(46,803)	1,616	-	(45,187)
Total operating expenses	(109,697)	6,893	-	(102,804)
(Loss) income from operations	(105,306)	(1,063)	-	(106,369)

Other expense	(6,884)	6,374	-	(510)
Exchange (loss) gain on offshore bank accounts	(174)	(269)	-	(443)
Interest income	2,190	(462)	-	1,728
Interest expense	(2,041)	966	-	(1,075	)(a)
Realized (loss) gain on short-term investments	(98,112)	101,323	-	3,211
Impairment of long term investment	(4,258)	4,258	-	-
Total non-operating (loss) income	(109,279)	112,190	-	2,911

Loss before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(214,585)	111,127	-	(103,458)
Income tax (expenses) benefits	(3,124)	(942)	-	(4,066)

Loss before loss in equity method investments and non-controlling interest, net of tax	(217,709)	110,185	-	(107,524)

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

TWELVE MONTHS ENDED DECEMBER 31, 2015

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
(Loss) earnings in equity method investments, net of tax	(5,468)	10,017	-	4,549
Loss from continuing operations	$(223,177)	120,202	-	$(102,975)

Income from discontinuing operations	1,520	-	-	1,520

Add: Net loss attributable to non-controlling interest	1,529	-	-	1,529

Net loss attributable to Renren Inc.	$(220,128)	120,202	-	$(99,926)

Weighted average number of shares used in calculating net loss per ordinary share from continuing operations
Basic	1,019,378,556			1,019,378,556
Diluted	1,019,378,556			1,019,378,556

Net loss per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$(0.22)			$(0.10)
Diluted	$(0.22)			$(0.10)

Net loss per attributable to Renren Inc. shareholders:
Basic	$(0.22)			$(0.10)
Diluted	$(0.22)			$(0.10)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

TWELVE MONTHS ENDED DECEMBER 31, 2014

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)

Net revenues
Advertising and IVAS	$46,641	-	-	$46,641
Financing income	27	-	-	27
Total net revenues	46,668	-	-	46,668

Cost of revenues	(34,663)	-	-	(34,663)

Gross profit	12,005	-	-	12,005

Operating expenses:
Selling and marketing	(34,593)	-	-	(34,593)
Research and development	(42,697)	-	-	(42,697)
General and administrative	(48,764)	567	-	(48,197)
Impairment of goodwill	(46,864)	-	-	(46,864)
Total operating expenses	(172,918)	567	-	(172,351)
Loss from operations	(160,913)	567	-	(160,346)
				-
Other expense	(1,352)	-	-	(1,352)
Exchange (loss) gain on offshore bank accounts	(2,277)	(4)	-	(2,281)
Interest income	12,569	(4,127)	-	8,442
Realized gain (loss) on short-term investments	139,265	27,962	-	167,227
Total non-operating gain (loss)	148,205	23,831	-	172,036

(Loss) income before provision of income tax, loss in equity method investments and non-controlling interest, net of tax	(12,708)	24,398	-	11,690
Income tax expenses	(6,517)	-	-	(6,517)
				-
(Loss) income before loss in equity method investments and non-controlling interest, net of tax	(19,225)	24,398	-	5,173

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT – continued

TWELVE MONTHS ENDED DECEMBER 31, 2014

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments	Pro forma
		(h)
Loss (income) in equity method investments, net of tax	49,015	993	-	50,008
Income (loss) from continuing operations	$29,790	25,391	-	$55,181

Income from discontinuing operations	30,288	-	-	30,288

Add: Net loss attributable to non-controlling interest	382	-	-	382

Net income (loss) attributable to Renren Inc.	$60,460	25,391	-	$85,851

Weighted average number of shares used in calculating net income per ordinary share from continuing operations
Basic	1,059,446,436			1,059,446,436
Diluted	1,067,631,709			1,067,631,709

Net income per share from continuing operations attributable to Renren Inc. shareholders:
Basic	$0.03			$0.05
Diluted	$0.03			$0.05

Net income per share attributable to Renren Inc. shareholders:
Basic	$0.06			$0.08
Diluted	$0.06			$0.08

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments (Upon maximum of cash dividends)	Pro forma
		(h)
ASSETS
Current assets:
Cash and cash equivalents	$162,948	(5,434)	(105,835)	$51,679	(b)(c)
Restricted Cash	77,968	-	-	77,968
Accounts and notes receivable, net	5,736	(3,708)	-	2,028
Financing receivable, net	172,263	-	-	172,263
Prepaid expenses and other current assets	32,596	(1,690)	-	30,906
Amounts due from related parties	15,932	(13,559)	-	2,373
Inventory	75,137	-	-	75,137
Total current assets	542,580	(24,391)	(105,835)	412,354

Non-current assets:
Long-term financing receivable, net	12	-	-	12
Property and equipment, net	29,096	(19)	-	29,077
Goodwill and intangible assets, net	5,531		-	5,531
Long-term investments	592,944	(550,951)	-	41,993
Other non-current assets	1,340	(22)	-	1,318
Long-term Amounts due from related parties	-	-	90,000	90,000	(d)
Total non-current assets	628,923	(550,992)	90,000	167,931

TOTAL ASSETS	$1,171,503	(575,383)	(15,835)	$580,285

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$11,589	(3,093)	-	$8,496
Short-term debt	90,120	-	-	90,120
Accrued expenses and other current liabilities	41,104	(1,736)	-	39,368
Payable to investors	184,487	-	-	184,487
Amounts due to related parties	10,868	(10,686)	-	182
Deferred revenue and advance from customers	9,988	(7)	-	9,981
Income tax payable	10,693	(905)	-	9,788
Total current liabilities	358,849	(16,427)	-	342,422

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RENREN INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET - continued

AS OF SEPTEMBER 30, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments (Upon maximum of cash dividends)	Pro forma
		(h)
Non-current liabilities:
Long-term debt	80,410	(52,604)	-	27,806	(a)
Other non-current liabilities	16,558	(16,558)	-	-	(a)
Total non-current liabilities	96,968	(69,162)	-	27,806

TOTAL LIABILITES	$455,817	(85,589)	-	$370,228

Shareholders' Equity:
Class A ordinary shares	$725	-	-	$725
Class B ordinary shares	305	-	-	305
Additional paid-in capital	1,289,343	-	(630,835)	658,508	(e)
Statutory reserves	6,712	-	-	6,712
Accumulated deficit	(598,884)	(489,794)	625,157	(463,521	)(f)
Accumulated other comprehensive income (loss)	16,444	-	(10,157)	6,287	(g)

Total Renren Inc. shareholders' equity	714,645	(489,794)	(15,835)	209,016

Non-controlling Interests	1,041	-	-	1,041

Total equity	715,686	(489,794)	(15,835)	210,057

TOTAL LIABILITIES AND EQUITY	$1,171,503	(575,383)	(15,835)	$580,285

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

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RENREN INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET - continued

AS OF SEPTEMBER 30, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments (Upon minimum of cash dividends)	Pro forma
		(h)
ASSETS
Current assets:
Cash and cash equivalents	$162,948	(5,434)	25,000	$182,514	(b)(c)
Restricted Cash	77,968	-	-	77,968
Accounts and notes receivable, net	5,736	(3,708)	-	2,028
Financing receivable, net	172,263	-	-	172,263
Prepaid expenses and other current assets	32,596	(1,690)	-	30,906
Amounts due from related parties	15,932	(13,559)	-	2,373
Inventory	75,137	-	-	75,137
Total current assets	542,580	(24,391)	25,000	543,189

Non-current assets:
Long-term financing receivable, net	12	-	-	12
Property and equipment, net	29,096	(19)	-	29,077
Goodwill and intangible assets, net	5,531	-	-	5,531
Long-term investments	592,944	(550,951)	-	41,993
Other non-current assets	1,340	(22)	-	1,318
Long-term Amounts due from related parties	-	-	90,000	90,000	(d)
Non-current assets held for sale	-	-	-	-
Total non-current assets	628,923	(550,992)	90,000	167,931

TOTAL ASSETS	$1,171,503	(575,383)	115,000	$711,120

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$11,589	(3,093)	-	$8,496
Short-term debt	90,120	-	-	90,120
Accrued expenses and other current liabilities	41,104	(1,736)	-	39,368
Payable to investors	184,487	-	-	184,487
Amounts due to related parties	10,868	(10,686)	-	182
Deferred revenue and advance from customers	9,988	(7)	-	9,981
Income tax payable	10,693	(905)	-	9,788
Total current liabilities	358,849	(16,427)	-	342,422

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RENREN INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET - continued

AS OF SEPTEMBER 30, 2017

(Amounts in US dollars, in thousands, except shares, per share)

	Historical	OPI	Pro Forma Adjustments (Upon minimum of cash dividends)	Pro forma
		(h)
Non-current liabilities:
Long-term debt	80,410	(52,604)	-	27,806	(a)
Other non-current liabilities	16,558	(16,558)	-	-	(a)
Total non-current liabilities	96,968	(69,162)	-	27,806

TOTAL LIABILITES	$455,817	(85,589)	-	$370,228

Shareholders' Equity:
Class A ordinary shares	$725	-	-	$725
Class B ordinary shares	305	-	-	305
Additional paid-in capital	1,289,343	-	(500,000)	789,343	(e)
Statutory reserves	6,712	-	-	6,712
Accumulated deficit	(598,884)	(489,794)	625,157	(463,521	)(f)
Accumulated other comprehensive income (loss)	16,444	-	(10,157)	6,287	(g)

Total Renren Inc. shareholders' equity	714,645	(489,794)	115,000	339,851

Non-controlling Interests	1,041	-	-	1,041

Total equity	715,686	(489,794)	115,000	340,892

TOAL LIABILITIES AND EQUITY	$1,171,503	(575,383)	115,000	$711,120

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

14 | Page

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a.	Represents the amount related to the Everbright Debt with a carrying amount of $52,604 and Everbright Warrant with a carrying amount of $16,558. Both the Everbright Debt and Everbright Warrant were issued in 2015. In connection with the Transaction, Renren transferred the Everbright Debt amounting to $52,604 and the Everbright Warrant amounting to $16,558 to OPI prior to the Transaction. The adjustments represent the reduction of long-term debt and the related interest expenses associated with the Everbright Debt, the reduction of non-current liabilities and other income resulting from the changes in fair value associated with the Everbright Warrant.

b.	Represents the payment of cash by Renren resulting from the Cash Dividend. Such payment will be netted with the cash payment received from OPI described in tickmark (c) below. The Cash Dividend is depended on the number of Eligible Shareholders who opt not to acquire OPI Shares in the Private Placement and is further calculated based on the OPI value that was estimated to US$500 million divided by the total number of OPI Shares issued to Eligible Shareholders. Given the transaction is structured in a manner that leads to significant different results for Renren, the Company has presented two pro forma balance illustrating the maximum and minimum Cash Dividend expected to be paid by Renren as follows:

	Assume all Renren Shareholders are Eligible Shareholders and validly waive the Cash Dividend	Assume no additional Shareholders beyond the Committed Shareholders waive the Cash Dividend
Cash Dividend Amount	$0	$131 million

c.	Represents the US$25 million payment expected to be received in cash from OPI to fund part of the Cash Dividend payable by Renren.

d.	In connection with the Transaction, Renren will enter into a debt agreement with OPI for a total amount of US$90 million. The maturity date of the Renren Note is the earlier of five years or the date upon which OPI and its subsidiaries no longer hold SOFI shares. For purpose of the pro forma balance sheet, Renren assumed that the Renren Note will be repaid at the end of its five year term.

e.	Represents the reduction of additional paid in capital related to (1) the distribution to Eligible Shareholders who accept the offer and will receive shares of OPI as a result of the Transaction. Amount represents the fair value of OPI, valued at US$500 million and as determined by the Company's Special Committee which is further described in the assumptions of the Transaction above and (2) the payment of Cash Dividend by Renren further described in tickmark b. Given the transaction is structured in a manner that leads to significant different results for Renren (see above), the Company has presented two pro forma balance illustrating the maximum and minimum Cash Dividend expected to be paid by Renren which ultimately impacts APIC as follows:

15 | Page

	Assume all Renren Shareholders are Eligible Shareholders and they validly waive the Cash Dividend	Assume no additional Shareholders beyond the Committed Shareholders waive the Cash Dividend
Cash Dividend Amount	$0	$131 million
OPI Distributions to Shareholders	$500 million	$500 million
Total	$500 million	$631 million

f.	Reflects the pro forma adjustments reflecting (1) the disposal of OPI's accumulated deficit as a result of the Transaction amounting to approximately $490 million, (2) the reclassification of $10 million from accumulated other comprehensive income to accumulated deficit as a result of the Transaction (see tickmark g) and (3) $125 million gain resulting from the Transaction and further calculated below. The gain results from an appreciation in fair value of some of the investments that were previously recorded in OPI at carrying value in Renren's consolidated financial statements prior to the Transaction. The gain is a one-time gain and is not related to Renren's continued operations post Transaction.

Net assets of OPI	$490 million
Less: Fair value of OPI	$500 million
Less: Cash dividend from OPI (c)	$25 million
Less: Renren Note (d)	$90 million
Gain on the transaction	$125 million

g.	Reflects the adjustment from Accumulated other comprehensive income to Accumulated deficit related to the unrealized gain from Renren's available-for-sales investments which will be recorded as a realized gain as a result of the Transaction as these investments are part of OPI and will ultimately be disposed of.

h.	Represents amounts related to OPI's operations which are expected to be carved out from the Company's consolidated balance sheet and consolidated statement of operations for the respective periods. This includes both the carrying amount of the Everbright Debt and Everbright Warrant discussed in tickmark a.

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